Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2025

NEWS RELEASE

Business Highlights

•	Third quarter of 2025 sales increased 22% Q/Q and increased 14% Y/Y

•	SSD controller sales: 3Q of 2025 increased 20% to 25% Q/Q and decreased 0% to 5% Y/Y

•	eMMC+UFS controller sales: 3Q of 2025 increased 20% to 25% Q/Q and increased 35% to 40% Y/Y

•	SSD solutions sales: 3Q of 2025 increased 15% to 20% Q/Q and decreased 40% to 45% Y/Y

Financial Highlights

	3Q 2025 GAAP	3Q 2025 Non-GAAP*
• Net sales	$242.0 million (+22% Q/Q, +14% Y/Y)	$242.0 million (+22% Q/Q, +14% Y/Y)
• Gross margin	48.6%	48.7%
• Operating margin	12.1%	15.8%
• Earnings per diluted ADS	$1.16	$1.00

*	Please see reconciliations of U.S. Generally Accepted Accounting Principles (“GAAP”) to all non-GAAP financial measures mentioned herein towards the end of this news release.

TAIPEI, Taiwan and MILPITAS, Calif., October 31, 2025 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion,” the “Company,” “we” or similar terms) today announced its financial results for the quarter ended September 30, 2025. For the third quarter of 2025, net sales (GAAP) increased sequentially to $242.0 million from $198.7 million in the second quarter of 2025. Net income (GAAP) also increased sequentially to $39.1 million, or $1.16 per diluted American depositary share (“ADS”) (GAAP), from net income (GAAP) of $16.3 million, or $0.49 per diluted ADS (GAAP), in the second quarter of 2025.

For the third quarter of 2025, net income (non-GAAP) increased sequentially to $33.8 million, or $1.00 per diluted ADS (non-GAAP), from net income (non-GAAP) of $23.0 million, or $0.69 per diluted ADS (non-GAAP), in the second quarter of 2025.

All financial numbers are in U.S. dollars unless otherwise noted.

Third Quarter of 2025 Review

“We experienced better than projected strength across each of our markets in the third quarter of 2025 and delivered revenue well above our previously provided range,” stated Wallace Kou, President and CEO of Silicon Motion. “Our eMMC and UFS products experienced strong growth during the third quarter, primarily driven by a rebounding smartphone market coupled with market share gains. We also experienced continued growth in our automotive segment primarily driven by increased product diversification and new customer ramps. Our leading PCIe5 client SSD controller sales grew 45% quarter-over-quarter as AI-at-the-edge PCs are gaining traction and as white box AI server makers continue to leverage mainstream hardware components. The investments we have made over the past few years are taking root as we are starting to benefit from increased product and market diversification. We believe we are well positioned to achieve long-term, sustainable growth given our expanding product portfolio of leading consumer, enterprise, automotive and industrial storage solutions.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	3Q 2025	2Q 2025	3Q 2024	3Q 2025	2Q 2025	3Q 2024
Revenue	$242.0	$198.7	$212.4	$242.0	$198.7	$212.4
Gross profit	$117.7	$94.7	$99.3	$117.8	$94.7	$99.3
Percent of revenue	48.6%	47.7%	46.7%	48.7%	47.7%	46.8%
Operating expenses	$88.5	$72.4	$74.8	$79.5	$69.3	$65.1
Operating income	$29.2	$22.3	$24.5	$38.3	$25.3	$34.2
Percent of revenue	12.1%	11.2%	11.5%	15.8%	12.8%	16.1%
Earnings per diluted ADS	$1.16	$0.49	$0.62	$1.00	$0.69	$0.92

Other Financial Information

(in millions)	3Q 2025	2Q 2025	3Q 2024
Cash, cash equivalents and restricted cash—end of period	$272.4	$282.3	$368.6
Routine capital expenditures	$9.9	$7.4	$7.4
Dividend payments	$16.7	$16.7	$16.8

During the third quarter of 2025, we had $20.1 million of capital expenditures, including $9.9 million for the routine purchases of testing equipment, software, design tools and other items, and $10.2 million for building improvements and furniture for our office building in Hsinchu, Taiwan.

Returning Value to Shareholders

On October 28, 2024, our Board of Directors declared a $2.00 per ADS annual cash dividend to be paid in quarterly installments of $0.50 per ADS. On August 21, 2025, we paid $16.7 million to Silicon Motion shareholders as the fourth installment of the annual cash dividend. On October 27, 2025, our Board of Directors declared a $2.00 per ADS annual dividend to be paid in quarterly installments of $0.50 per ADS. The first installment of our new annual dividend will be paid on November 26, 2025.

Business Outlook

“Our efforts in product and market diversification are yielding results on both the top and bottom lines. We introduced several new products in 2025 in client SSDs, portable SSDs, eMMC/UFS, enterprise, automotive and expandable cards that will ramp and scale in 2026, driving higher share across our markets and benefiting from higher ASPs and strong margins. We expect continued top and bottom line growth in the current quarter, exceeding our previously announced full-year revenue run rate target of $1 billion exiting the quarter, and look forward to capitalizing on these new products and further expanding our product portfolio and target markets next year,” stated Mr. Kou.

For the fourth quarter of 2025, management expects:

($ in millions, except percentages)	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$254 to $266 +5% to 10% Q/Q +33% to 39% Y/Y	—	$254 to $266 +5% to 10% Q/Q +33% to 39% Y/Y
Gross margin	48.4% to 49.4%	Approximately $0.3*	48.5% to 49.5%
Operating margin	11.5% to 13.2%	Approximately $18.1 to $19.1**	19.0% to 20.0%

*	Projected gross margin (non-GAAP) excludes $0.3 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $18.1 million to $19.1 million of stock-based compensation and dispute related expenses.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on October 31, 2025.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access information (including dial-in information and a unique access PIN) will be provided in the email received upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BI5a424c717da840efac90cdf19c8ac036

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results calculated in accordance with GAAP, the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), gross margin (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), operating margin (non-GAAP), non-operating income (expense) (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from similarly-titled non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

Dispute related expenses consist of legal, consultant, other fees and resolution related to the dispute.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items, which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Realized/Unrealized loss (gain) on investments relates to the disposal and net change in fair value of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30, 2024 ($)	Jun. 30, 2025 ($)	Sep. 30, 2025 ($)	Sep. 30, 2024 ($)	Sep. 30, 2025 ($)
Net sales	212,412	198,675	241,999	612,392	607,166
Cost of sales	113,142	103,988	124,311	331,227	316,424

Gross profit	99,270	94,687	117,688	281,165	290,742
Operating expenses
Research & development	58,486	58,147	69,461	163,666	182,634
Sales & marketing	7,009	7,093	9,492	20,090	23,701
General & administrative	9,315	7,118	9,503	23,003	23,081
Loss from settlement of litigation	—	—	—	1,250	—

Operating income	24,460	22,329	29,232	73,156	61,326
Non-operating income (expense)
Interest income, net	3,518	2,706	2,160	10,760	7,796
Foreign exchange gain (loss), net	(488)	(3,302)	574	345	(2,355)
Realized/Unrealized gain(loss) on investments	(602)	(1,051)	13,002	(355)	15,246
Others, net	—	1	—	—	1

Subtotal	2,428	(1,646)	15,736	10,750	20,688

Income before income tax	26,888	20,683	44,968	83,906	82,014
Income tax expense	6,045	4,372	5,856	16,226	7,128

Net income	20,843	16,311	39,112	67,680	74,886

Earnings per basic ADS	0.62	0.49	1.17	2.01	2.23
Earnings per diluted ADS	0.62	0.49	1.16	2.01	2.23
Margin Analysis:
Gross margin	46.7%	47.7%	48.6%	45.9%	47.9%
Operating margin	11.5%	11.2%	12.1%	11.9%	10.1%
Net margin	9.8%	8.2%	16.2%	11.1%	12.3%
Additional Data:
Weighted avg. ADS equivalents	33,687	33,557	33,560	33,627	33,584
Diluted ADS equivalents	33,700	33,562	33,592	33,691	33,651

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2024	2025	2025	2024	2025
	($)	($)	($)	($)	($)
Gross profit (GAAP)	99,270	94,687	117,688	281,165	290,742
Gross margin (GAAP)	46.7%	47.7%	48.6%	45.9%	47.9%
Stock-based compensation (A)	63	—	86	149	160
Restructuring charges	—	—	—	46	—
Gross profit (non-GAAP)	99,333	94,687	117,774	281,360	290,902
Gross margin (non-GAAP)	46.8%	47.7%	48.7%	45.9%	47.9%
Operating expenses (GAAP)	74,810	72,358	88,456	208,009	229,416
Stock-based compensation (A)	(3,595)	(175)	(5,435)	(7,059)	(10,346)
Dispute related expenses	(6,076)	(2,841)	(3,556)	(11,135)	(6,675)
Operating expenses (non-GAAP)	65,139	69,342	79,465	189,815	212,395
Operating profit (GAAP)	24,460	22,329	29,232	73,156	61,326
Operating margin (GAAP)	11.5%	11.2%	12.1%	11.9%	10.1%
Total adjustments to operating profit	9,734	3,016	9,077	18,389	17,181
Operating profit (non-GAAP)	34,194	25,345	38,309	91,545	78,507
Operating margin (non-GAAP)	16.1%	12.8%	15.8%	14.9%	12.9%
Non-operating income (expense) (GAAP)	2,428	(1,646)	15,736	10,750	20,688
Foreign exchange loss (gain), net	488	3,302	(574)	(345)	2,355
Realized/Unrealized loss (gain) on investments	602	1,051	(13,002)	355	(15,246)
Non-operating income (expense) (non-GAAP)	3,518	2,707	2,160	10,760	7,797
Net income (GAAP)	20,843	16,311	39,112	67,680	74,886
Total pre-tax impact of non-GAAP adjustments	10,824	7,369	(4,499)	18,399	4,290
Income tax impact of non-GAAP adjustments	(649)	(670)	(789)	(1,014)	(2,070)
Net income (non-GAAP)	31,018	23,010	33,824	85,065	77,106
Earnings per diluted ADS (GAAP)	$0.62	$0.49	$1.16	$2.01	$2.23
Earnings per diluted ADS (non-GAAP)	$0.92	$0.69	$1.00	$2.52	$2.29
Shares used in computing earnings per diluted ADS (GAAP)	33,700	33,562	33,592	33,691	33,651
Non-GAAP adjustments	109	18	110	52	59
Shares used in computing earnings per diluted ADS (non-GAAP)	33,809	33,580	33,702	33,743	33,710
(A) Excludes stock-based compensation as follows:
Cost of sales	63	—	86	149	160
Research & development	2,377	55	3,820	4,614	6,877
Sales & marketing	455	79	677	975	1,618
General & administrative	763	41	938	1,470	1,851

Silicon Motion Technology Corporation

Consolidated Balance Sheets

(In thousands, unaudited)

	Sep. 30,	Jun. 30,	Sep. 30,
	2024	2025	2025
	($)	($)	($)
Cash and cash equivalents	313,924	208,043	198,581
Accounts receivable (net)	202,726	220,924	201,576
Inventories	214,574	208,005	337,967
Refundable deposits – current	51,102	70,308	70,227
Prepaid expenses and other current assets	38,246	68,040	57,043

Total current assets	820,572	775,320	865,394
Long-term investments	16,878	19,620	32,705
Property and equipment (net)	181,983	208,826	211,080
Other assets	29,304	29,997	27,846

Total assets	1,048,737	1,033,763	1,137,025

Accounts payable	30,888	37,455	74,981
Income tax payable	14,444	17,370	19,231
Accrued expenses and other current liabilities	131,143	134,377	157,504

Total current liabilities	176,475	189,202	251,716
Other liabilities	62,673	55,620	51,506

Total liabilities	239,148	244,822	303,222
Shareholders’ equity	809,589	788,941	833,803

Total liabilities & shareholders’ equity	1,048,737	1,033,763	1,137,025

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2024	2025	2025	2024	2025
	($)	($)	($)	($)	($)
Net income	20,843	16,311	39,112	67,680	74,886
Depreciation & amortization	6,664	7,445	8,039	18,075	22,709
Stock-based compensation	3,658	175	5,521	7,208	10,506
Investment losses (gain) & disposals	602	1,053	(12,886)	355	(15,142)
Changes in operating assets and liabilities	22,280	(42,258)	(12,905)	(9,967)	(33,080)

Net cash provided by (used in) operating activities	54,047	(17,274)	26,881	83,351	59,879

Purchase of property & equipment	(12,436)	(15,551)	(20,113)	(33,612)	(47,325)
Others	—	—	73	—	86

Net cash used in investing activities	(12,436)	(15,551)	(20,040)	(33,612)	(47,239)

Dividend payments	(16,812)	(16,746)	(16,749)	(50,441)	(50,451)
Share repurchases	—	(21)	—	—	(24,312)

Net cash used in financing activities	(16,812)	(16,767)	(16,749)	(50,441)	(74,763)

Net increase (decrease) in cash, cash equivalents & restricted cash	24,799	(49,592)	(9,908)	(702)	(62,123)
Effect of foreign exchange changes	186	124	17	308	178
Cash, cash equivalents & restricted cash—beginning of period	343,611	331,747	282,279	368,990	334,333

Cash, cash equivalents & restricted cash—end of period	368,596	282,279	272,388	368,596	272,388

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customer’s business taking into account the ongoing U.S.-China tariffs and trade disputes; the uncertainties associated with any future global or regional pandemic; the continuing tensions between Taiwan and China, including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our Board of Directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2025. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this news release.

Silicon Motion Investor Contacts:

Tom Sepenzis	Selina Hsieh
Senior Director of IR & Strategy tsepenzis@siliconmotion.com	Investor Relations ir@siliconmotion.com